Exhibit (d)(10)

JOHN HANCOCK FUNDS II

AMENDMENT TO

AMENDED AND RESTATED ADVISORY AGREEMENT

AMENDMENT (the “Amendment”) made this 12th day of December, 2024, to the Amended and Restated Advisory Agreement dated June 30, 2020, as amended, (the Agreement”) between John Hancock Funds II, a Massachusetts business trust (the “Trust” or “JHF II”) and John Hancock Investment Management LLC, a Delaware limited liability company (“JHIM” or the “Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGES IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Adviser is amended to reduce the advisory fees for Health Sciences Fund.

2.	EFFECTIVE DATE

The Amendment became effective on October 1, 2024, following approval of the Amendment by the Board of Trustees of the Trust.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK FUNDS II

By:	/s/ Kristie Feinberg
Name:	Kristie Feinberg
Title:	President

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

APPENDIX A

Advisory Fee Schedules

The Adviser shall serve as investment adviser for each Fund of the Trust listed below. The Trust will pay the Adviser, as full compensation for all services provided under this Agreement with respect to each Fund, the fee computed separately for such Fund at an annual rate as follows (the “Adviser Fee”).

The term Aggregate Net Assets in the chart below includes the net assets of a Fund of the Trust. It also includes with respect to certain Funds as indicated in the chart the net assets of one or more other portfolios, but in each case only for the period during which the subadviser for the Fund also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the subadviser.

For purposes of determining Aggregate Net Assets and calculating the Adviser Fee, the net assets of the Fund and each other fund of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

The Adviser Fee for a Fund shall be based on the applicable annual fee rate for the Fund which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Adviser Fee for each Fund shall be accrued and paid daily to the Adviser for each calendar day. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Fund. Fees shall be paid either by wire transfer or check, as directed by the Adviser.

If, with respect to any Fund, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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Advisory Fee Schedules

Trust Portfolio	Aggregate Net Assets Include the Net Assets of the following funds in addition to the Trust Portfolio	Advisory Fee of the Trust Portfolio
Health Sciences Fund	JHVIT Health Sciences Trust Manulife Health Care Fund Series (I) - (Asia Platform)

1.050% - First $500 million

1.000% - Next $250 million

0.950% - Excess over $750 million*

0.950% - Next $250 million

0.900% - Next $500 million

0.770% - Excess over $1.5 billion**, †

0.750% - Excess over $2 billion***, †

*When Aggregate Net Assets exceed $750 million on any day, the annual rate of advisory fee for that day is 0.950% on all assets.

**When Aggregate Net Assets exceed $1.5 billion on any day, the annual rate of advisory fee for that day is 0.770% on all assets.

***When Aggregate Net Assets exceed $2 billion on any day, the annual rate of advisory fee for that day is 0.750% on all assets.

†The Adviser will provide the Fund a transitional credit to eliminate any discontinuity between the tiered 0.950% fee and flat 0.770% fee once assets exceed $1.5 billion, and between the flat 0.770% fee and flat 0.750% fee once assets exceed $2 billion. The credit will apply at an Aggregate Asset range between $1 billion and $1.5 billion, and $1.875 billion and $2 billion.

To accommodate circumstances where Aggregate Net Assets reach and then fall beneath $1.5 billion and to prevent a decline in Aggregate Net Assets from causing an increase in the absolute dollar fee, the maximum fee amount will be, $11,550,000 annually. This maximum fee will apply until Aggregate Net Assets either (a) exceed $1.5 billion, when the 0.770% flat fee would be triggered, or (b) fall below a threshold of $1 billion, where the 0.950% tiered fee schedule would be fully re-applied.

To accommodate circumstances where Aggregate Net Assets reach and then fall beneath $2 billion and to prevent a decline in Aggregate Net Assets from causing an increase in the absolute dollar fee, the maximum fee will be, $15,000,000 annually. This maximum fee will apply until Aggregate Net Assets either (a) exceed $2 billion, when the 0.750% flat fee would be triggered, or (b) fall below a threshold of approximately $1.875 billion, where the 0.770% flat fee schedule would be fully re-applied.

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